Preston | Gates | Ellis LLP

1900 Main Street, Suite 600

Irvine, California 92614-7319

September 27, 2005

VIA EDGAR

Pamela A. Long

Assistant Director

Securities & Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Global ePoint, Inc.
Registration Statements on Form S-3
File Nos. 333-1227734; 333-127735

Dear Ms. Long:

On behalf of our client, Global ePoint, Inc. (the “Company”), we are responding to your comment letter to Toresa Lou, Chief Executive Officer of the Company, dated September 16, 2005. A responsive Pre-Effective Amendment No. 1 has been filed concurrently herewith via EDGAR and has been marked to show changes from the original filing. The numbered items correspond to the numbers contained in your letter.

1.	Pursuant to our conversation with Matt Franker of your offices, we will provide on a supplemental basis complete copies of the Subscription Agreement (Series B) and Securities Purchase Agreement (Series C), including all previously unfiled schedules and exhibits thereto. We did not previously file the disclosure schedules, transfer agent instructions or our forms of opinion because in our experience it is not customary to file exhibits that do not contain material terms of the transaction. In addition, we believe that some of the information in the exhibits and schedules is nonpublic and otherwise inappropriate for inclusion in an SEC report. Regarding the requested changes to the exhibit numbers for the Subscription Agreement and Securities Purchase Agreement, we numbered them as Exhibit 2 rather than Exhibit 10 because Item 601 of Regulation S-B does not have an Exhibit 10 for Form S-3.

2.	The total number of warrant shares being registered on the Registration Statement that includes the shares relating to the May 20 offering is 282,587. The number of warrant

Securities & Exchange Commission

Division of Corporation Finance

September 27, 2005

shares relating to the May 20 offering is 267,857. The difference relates to the inclusion of 15,000 warrants issued to Hayden Communications, an outside consultant of the Company. The transaction with Hayden Communications is disclosed in the discussion about the selling stockholders on Page 10 of the prospectus, and Hayden is listed in the related table.

3.	The difference relates to the inclusion of the proceeds from the exercise of the 15,000 warrants issued to Hayden Communications, at $6.50 per share.

4.	We have made the requested revisions to Page 10 of each prospectus.

5.	The inclusion of “Iroquois Master Fund Ltd.” on the selling stockholder table was an error. The correct name of the selling stockholder is Iroquois Capital, LP. We have made the correction on the selling stockholder table.

6.	Please be supplementally advised that, except for two of the selling stockholders, all of the selling stockholders have represented to us that they are neither a broker-dealer nor an affiliate of a broker-dealer. Enable Growth Partners, LP and Enable Opportunity Partners, LP have represented that they are affiliates of a broker-dealer. The managing partner of each of Enable Growth Partners LP and Enable Opportunity Partners LP is the owner of Enable Capital LLC, a registered broker-dealer.

7.	We have revised the footnotes to the selling stockholder table for each of Enable Growth Partners LP and Enable Opportunity Partners LP to include the requested disclosures.

8.	We have made the requested revisions to the section “Description of Securities to be Registered” in each prospectus.

9.	We have made the requested revision to the signature page of each Amendment No. 1.

10.	In our opinion letter for the Form S-3 reflecting the securities sold on May 20, 2005, we opined on an aggregate number of “Warrant Shares”, which included the 15,000 warrants issued to Hayden Communications.

In response to the oral comment of Mr. Franker on September 16, 2005, we have also corrected Page 12 of each prospectus to reflect a Rule 424(b)(3) “supplement” rather than an “amendment.”

We acknowledge the Staff’s supplemental instructions and advisements provided in its comment letter. If you have any further questions concerning this filing or require additional

Securities & Exchange Commission

Division of Corporation Finance

September 27, 2005

information, please contact the undersigned at (949) 623-3537.

Very truly yours,

/s/ Veronica L. Nitschke

Veronica L. Nitschke

cc:	Global ePoint, Inc.

Matt Franker,
Securities & Exchange Commission
Division of Corporation Finance

Daniel K. Donahue, Esq.